October 29, 2012

VIA EDGAR TRANSMISSION

Vincent DiStefano

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Azzad Funds, File Nos. 333-20177 and 811-08021

Dear Mr. DiStefano:

On August 31, 2012, Azzad Funds (the "Registrant"), on behalf of its two series, Azzad Ethical Fund and Azzad Wise Capital Fund (the "Funds"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on October 17, 2012, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Marked copies of the prospectus and SAI are also attached for your convenience.

Prospectus:

Azzad Ethical Fund Summary

Comment 1. In the first paragraph in the Principal Investment Strategy, revise the first sentence to say “The Fund invests in common stocks of companies of all sizes…”

Response. The Registrant has amended the disclosure as requested.

Comment 2.  Please add risk disclosure related to the fixed rate of return instruments (certificates of deposit, bank notes or short term money market instruments)in which the Fund may invest that are described in the last sentence of the first paragraph of Ethical Investment Restrictions in Principal Investment Strategy.

Response. The Registrant has amended the disclosure to add risk disclosure for these investments in the second to last bullet point in Principal Risks of Investing in the Fund.

Comment 3. In Performance, there is an asterisk next to Russell Mid Cap Growth in the Average Annual Total Returns table. Please remove it or provide the intended footnote.

Response.  The Registrant has amended the disclosure to remove the asterisk.

Comment 4.  InBuying and Selling Shares, in the third paragraph, please definewhat constitutes “proper form” for redemption requests.

Response. The Registrant has revised the disclosure in each summary to remove reference to “proper form” and has added a description of “proper form” in the section “How to Sell Your Shares.”

Azzad Wise Capital Fund Summary

Comment 5. In the Fee Table, the Registrant reports 9 basis points of acquired fund fees and expenses, but investing in other funds is not described as a principal strategy or risk. Please add disclosure to the Principal Investment Strategy and Principal Risks of Investing in the Fund sections regarding investing in other funds.

Response.  The Registrant has amended the disclosure as requested in the second paragraph of Principal Investment Strategy and in the fourth bullet point in Principal Risks of Investing in the Fund.

Comment 6.  In Portfolio Turnover, the Registrant reports a portfolio turnover rate of 234.93% for the last fiscal year. Please explain supplementally how this is consistent with the Fund’s investment objective of capital preservation.

Response.  While the Fund pays transaction costs, such as commissions, when it turns over the Fund’s portfolio, a high portfolio turnover rate is not inconsistent with the preservation of the Fund’s capital. For instance, when a security is losing value, holding on to the security would result in the loss of capital. In addition, buying a replacement security that is expected to retain value would have the objective of preserving capital and income. Therefore, turning over the Fund’s portfolio in certain market conditions can help preserve capital.

Comment 7.  In Principal Investment Strategy, in the second sentence, please revise the disclosure to add more information regarding the types of issuers and how an income stream is generated from its assets.

Response.  The Registrant has revised the disclosure as requested.  The additional disclosure is set forth in our response to Comment 8 below.

Comment 8.  In Principal Investment Strategy, in the third sentence, please revise the disclosure to add more information regarding the definition of a sukuk. Please also provide additional examples (besides sukuk) of the types of certificates referenced in the previous sentence.

Response.  The Registrant has revised the disclosureas follows:

“Azzad Wise Capital Fund invests primarily in notes and certificates issued for payment by international financial institutions, foreign governments, and agencies of foreign governments in transactions structured to be compliant with the Fund’s ethical investment guidelines.  Examples of these notes and certificates include sukuk, which link the returns and cash flows of financing to the assets purchased, or the returns generated from an asset purchased, and wakala, in which accounts are operated under the Islamic finance principle of wakala (an agency agreement). Sukuk, similar to bonds, are issued by the issuer to obtain an up-front payment in exchange for an income stream to be generated by certain assets of the issuer, and as such are linked to those assets.  Generally, the issuer sells the investor a certificate, which the investor then rents back to the issuer for a predetermined rental fee. With wakala, a bank, as agent, raises funds to invest in various commercial activities from its investors. The bank and its investors both share in the profit and risk of loss of investment in such activities.”

Comment 9.  Please add principal risks of sukuk to Principal Risks of Investing in the Fund.

Response.  The Registrant has added the following disclosure:

“Sukuk involve many of the same risks that conventional bonds incur such as: credit and counterparty risk, interest rate, maturity and investment grade securities risk. In addition to these risks, there are certain risks specific to sukuk. These include various operational risks including default risk, a lack of institutional support and risks related to the underlying assets. The sukuk markets are in their infancy and most sukuk trading is restricted to the primary markets. Unlike conventional bonds, sukuk tend to be held until maturity; thus, they are traded less frequently compared to conventional bonds.”

The Registrant has also added disclosure regarding wakala as follows:

“When the Fund invests in wakala, it will be subject to the credit risk of the bank acting as agent, and the risk that the bank will not manage the investment in a profitable manner.”

Comment 10.  Please explain how the Fund’s investment in transactions involving commodity warrants described in the second paragraph of Principal Investment Strategy does not violate its fundamental policy against investments in commodities.

Response.  As discussed in your telephone conversation with the undersigned on October 25, 2012, the Registrant believes that the Azzad Wise Capital Fund’s investments in transactions involving commodity warrants described in the second paragraph under Principal Investment Strategy are not commodities for purposes of the Investment Company Act of 1940 or the Fund’s fundamental policy regarding commodities.  In 2007, on behalf of the Registrant, we communicated with Susan Gault-Brown in the Office of Chief Counsel of the Division of Investment Management regarding whether these transactions involving commodity warrants would be considered “securities” under the securities laws.  Copies of these communications are attached.  After a considerable amount of time and review by the SEC staff, we were advised by Ms. Gault-Brown that the staff was satisfied that these transactions were indeed securities for purposes of the Investment Company Act, and thereafter the Registrant filed its first-effective amendment to register the Wise Capital Fund.  My recollection is that in the course of the staff’s review of that filing, the disclosure branch communicated with the Chief Counsel’s office to confirm that these transactions were securities, not commodities.

I am not certain what part of our analysis was persuasive to the staff in reaching this conclusion, but I will note that these transactions are designed such that the Fund never actually holds the metals.  A purchase of a warrant for metals is matched almost instantaneously with a sale of the metals that are subject to the warrant so that the Fund is not subject to any market risk regarding the price of the warrant or underlying metals.  The transactions are essentially a financing vehicle for the purchaser of the metals.  From the Fund’s standpoint, the transaction is only a means of obtaining a “confirmation” from the purchaser for payment of the proceeds of the transaction plus an agreed upon return that is consistent with the Fund’s ethical investment guidelines.

In this regard, we note that the Registrant would only have proceeded with the registration of the Wise Capital Fund if the described transactions in these warrants were considered securities for purposes of the Investment Company Act.  This is because, at the time of registration, the Registrant expected that most of the Fund’s portfolio would consist of these investments (which is not the case now).  Based on the response received from Susan Gault-Brown, the Registrant understood that the transactions would not violate its fundamental policy regarding commodities.  Turning to that policy, it appears that if the transactions were not construed to be securities, they would fit within the exception in the first sentence of  the policy, as any commodities have been “acquired as a result of ownership of securities or other investments,” namely, as a result of ownership of the warrants.

Comment 11.  In the third paragraph of Principal Investment Strategy, the Registrant notes that the maturity of the securities in which the Fund invests will range from one to fifteen years.  Please provide disclosure describing the circumstances that would result in the Fund holding securities at the lower end of the range and at the higher end of the range.

Response.  The Registrant has added the following disclosure:

“While the Fund generally purchases securities at the lower end of this maturity range, the Fund may purchase securities with maturities at the longer end of this range when the Adviser determines thatthey offer an attractive return or to lengthen the average duration of the Fund.”

Comment 12.  In the fourth paragraph of Principal Investment Strategy, please revise the disclosure regarding the Fund’s investments in illiquid securities to be an affirmative statement rather than a negative one.

Response.  The Registrant has revised the disclosure as requested.

Comment 13.  Please provide supplementally the percentage of the Fund’s assets that will be invested in equity securities and describe how these investments are consistent with the Fund’s investment objective.

Response.  As shown in the Fund’s annual report, the Fund held 11.6% of its assets in equity securities as of June 30, 2012.The Fund’s investment objectives arecapital preservation and income. Investments in equity securities are not inconsistent with these objectives because they provide dividends, which are income.

Comment 14.  In the risk related to portfolio turnover in Principal Risks of Investing in the Fund, please revise the disclosure to state that the Fund has a high portfolio turnover rate.

Response.  The Registrant has revised the disclosure to indicate that the Fund may have a high portfolio turnover rate.

Comment 15. In Performance, there is an asterisk next to BofAML US Corp & Govt 1-3 Yr Index in the Average Annual Total Returns table. Please remove it or provide the intended footnote. Please also supplementally explain why this is an appropriate benchmark index for the Fund.

Response.  The Registrant has amended the disclosure to remove the asterisk. The BofAML US Corp &Govt 1-3 Yr Index is an appropriate benchmark index for the Fund becausethe Fund has primarily maintained an averagedurationof 1-3 years.

Additional Information About the Funds’ Principal Investment Strategies and Related Risks

Comment 16.  In Principal Investment Strategy of the Azzad Ethical Fund, please add the first paragraph of the description of the Fund’s subadviser from this section to the Fund’s summary section. In addition, in the first paragraph regarding the subadviser, describe the model as consisting of “mid cap domestic growth companies” rather than “mid cap growth domestic companies.”

Response. The Registrant has revised the disclosureas requested.

Comment 17.  In the second paragraph of Principal Investment Strategy of the Azzad Wise Capital Fund, the Registrant notes that “Other certificates are expected to be issued by special purpose entities…” Please explain supplementally why these certificates are only “expected” to be issued, or why haven’t they been issued?

Response. Investment in the certificates described in the second paragraph is no longer a principal investment strategy of the Fund. The disclosure has been moved to the SAIand revised to indicate that they are“issued” rather than “expected to be issued.”

Comment 18.  In the third through sixth paragraph of Principal Investment Strategy of the Azzad Wise Capital Fund, please state supplementally whether these investments are principal investments.  If they are not principal, please move them to the sub-heading “Additional Information About the Funds’ Non-Principal Investment Strategies and Related Risks.”

Response.  The identified strategies are indeed principal; however, the Fund may or may not be currently invested in such strategies, so no changes have been made to the paragraphs.

Comment 19. With respect to the risk relating to the Fund’s investment in securities issued by foreign governments in Principal Risks of Investing in the Funds, please describe supplementally whether these securities will be issued by any particular foreign governments.  If there are particular governments contemplated, please add them to the disclosure in this risk factor.  If it could be any government, please state so in your response letter.

Response. The Registrant does not anticipate the Fund investing in securities issued by any particular foreign government. While the types of securities in which the Fund invests are often issued by Islamic countries (such as Indonesia, Malaysia and Bahrain), they are increasingly issued by non-Islamic countries (such as Ireland and the United Kingdom).  The Fund does not limit its investments to securities issued by any particular foreign government.

SAI:

Investment Objectives, Policies and Restrictions

Comment 20. Options are listed as a type of investment for the Azzad Wise Capital Fund in the SAI, but it is not described in the prospectus. Please explain supplementally why options were not included in the investment strategy in the prospectus for the Azzad Wise Capital Fund.

Response.  The Azzad Wise Capital is permitted to invest in options, but it is not a primary or principal strategy.

If you have any questions, please call the undersigned at (513) 352-6546.

Very truly yours,

THOMPSON HINE LLP

Donald S. Mendelsohn